UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-10057

REPORT FOR PERIOD

January 1, 2005 to March 31, 2005

PURSUANT TO RULE 24

In the matter of :

AMERICAN ELECTRIC POWER COMPANY, INC.
AEP GENERATING COMPANY
AEP TEXAS CENTRAL COMPANY
AEP TEXAS NORTH COMPANY
APPALACHIAN POWER COMPANY
COLUMBUS SOUTHERN POWER COMPANY
INDIANA MICHIGAN POWER COMPANY
KENTUCKY POWER COMPANY
KINGSPORT POWER COMPANY
OHIO POWER COMPANY
PUBLIC SERVICE COMPANY OF OKLAHOMA
SOUTHWESTERN ELECTRIC POWER COMPANY
WHEELING POWER COMPANY

        THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC., and certain of its electric utility subsidiaries, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, as amended, the order of the Securities and Exchange Commission with respect thereto, dated April 26, 2002, have sold Utility Assets for consideration of over $50,000 but less than $1 million, as shown below:

The following table describes the Utility Assets sold for consideration of over $50,000 but less than $1 million during the period January 1, 2005 through March 31, 2005:

Name of Seller	Name of Buyer	Consideration	Description of Transaction

AEP Texas Central Co.	Rolls Wood Group	$250,000	Sale of turbine

Ohio Power Co.	Lafarge North America	130,000	Sale of transmission substation equipment

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the following utilities have duly caused this report to be signed on its behalf on this 12th day of May, 2005.

AMERICAN ELECTRIC POWER COMPANY, INC.
AEP GENERATING COMPANY
AEP TEXAS CENTRAL COMPANY
AEP TEXAS NORTH COMPANY
APPALACHIAN POWER COMPANY
COLUMBUS SOUTHERN POWER COMPANY
INDIANA MICHIGAN POWER COMPANY
KENTUCKY POWER COMPANY
KINGSPORT POWER COMPANY
OHIO POWER COMPANY
PUBLIC SERVICE COMPANY OF OKLAHOMA
SOUTHWESTERN ELECTRIC POWER COMPANY
WHEELING POWER COMPANY

/s/  Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
AEP Service Corporation